

April 19, 2012

<u>Via Mail</u>
Daniel Thompson, Chief Executive Officer
Cardiff International, Inc.
16255 Ventura Boulevard, Suite 525
Encino, CA 91436

   Re: Cardiff International, Inc.
     Preliminary Proxy Statement Filed on Schedule 14C
     Filed April 10, 2012
     File No. 000-49709

Dear Mr. Thompson:

   We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>General</u>

1. Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of 50.1% of the shares of common stock in favor of the proposals outlined in the Information Statement. In your response letter, please identify these stockholders and the percentage of votes they each represent and describe their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Advantages and Disadvantages of the Increase to the Authorized Shares, page 3

2.   In the event you file a preliminary proxy statement on Schedule 14A in response to comment 1, please include a discussion of the consequences to you if your proposal to increase the number of shares of authorized common stock is not approved.

Security Ownership of Certain Beneficial Owners and Management, page 4

3.   The percentage figures in your beneficial ownership table should be based on the total number of shares of common stock issued and outstanding. Your statement in the first paragraph suggests that the information you provide in the table is based on 60,000,000 authorized shares of common stock. However, the percentage column for Messrs. Thompson, DiLeonardo, and all officers and directors as a group appears to be inconsistent. Please revise as appropriate to provide the information required by Item 403 of Regulation S-K.

4.   We note that your beneficial ownership table as of March 31, 2012 differs significantly from the December 31, 2011 beneficial ownership table provided on page 33 of your Form 10-K filed on March 30, 2012. We are unable to locate a Form 4 filed by Messrs. Thompson, DiLeonardo, or Teel after December 31, 2011. Please advise us why your officers and your principal shareholder have not filed such forms and explain the changes that occurred in their ownership since your last completed fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel